Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Item 7 – Management’s Discussion and Analysis of Financial
Condition and Results of Operations" of the Corporation's Annual Report on Form 10-K filed with the SEC on
February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
Canadian Pacific posted a link on the websites www.cpr.ca and  cpconsolidation.com to a video replay of an interview given by Hunter Harrison on March 8, 2016 and posted on www.BNN.com.  The following is a transcript:

Canadian Pacific Railway
First on BNN: CP Rail Chief Hunter Harrison on Norfolk Proposal and More
Event Date/Time: March 8, 2016

Q&A
Frances Horodelski
It's been a challenging year for railroad investors. The railroad index was down about 30 percent in 2015; essentially flat so far this year in midst of an oil slump, recessionary fears.
Investors are also, however, looking at the possibilities for consolidation, led by our next guest, the CEO of CP Rail Hunter Harrison.
Good morning.
E. Hunter Harrison —Chief Executive Officer, Canadian Pacific Railway
Good morning, Frances.
Frances Horodelski
Nice to see you here. It was about a year to the day that we had a conversation in this studio.
E. Hunter Harrison
It was.
Frances Horodelski
And at that time we were talking about consolidation, which was much on people's minds then. Still is.
Let's start with how it got so complicated. We've got declaratory orders, we've got voting trusts, we've got contingent value rights; this is all surrounding your offer for Norfolk Southern. Does it need to be this complex?
E. Hunter Harrison
No, it doesn't. It's, you know, it should be a pretty simple process, but when politics get involved things tend to get complicated.
Frances Horodelski
Let's start with the declaratory order which you have filed with the Surface Transportation Board. That seems to maybe clear the way; you're hoping it clears the way. Tell us a little bit about that, but also the timing on it because I understand that it's kind of open ended. The SCB can take as much time as they want to address that issue.
E. Hunter Harrison
But, you know, they never have. If you look historically, I think there have been like 144 requests for trust with the railroads, and 144 have been granted. For some reason this one was kind a—you know, kind of set off more discussion than we anticipated. Our friends at Norfolk Southern raised issues that weren't going to be successful in getting approval, and so rather than go through and argue about it we said we'll seek declaratory order. And our shareholders had said the same thing; let's get this behind us and find out. And if we can't get that done then it's a dead issue and we'll move on.
Frances Horodelski
Those 144 approvals though, they were for smaller deals I would imagine.
E. Hunter Harrison
Well, no. Some of them were very large deals. One of them was—one that I'm very familiar with was Canadian National and Illinois Central. They—you know, they weren't any of the big UP-SP type arrangements, but they were pretty sizable issues. And they were noncontroversial. For some reason, and I wish I could explain it to you, this one became very controversial.
Frances Horodelski
Is it as simple as offering more?
E. Hunter Harrison
No. You know, it's really—gives us the ability to close a transaction and to go on and pay people their money and not have to go through 18 months to 24 months to wait for people to get their money and go through so-called dead money. People don't like dead money laying out there. So this just gives you a vehicle to close the transaction, subject to approval of the Surface Transportation Board.
Frances Horodelski
If it was turned around, and what you're proposing in terms of this voting trust issue is to put CP's assets into the trust and then for you to turnaround and manage Norfolk Southern. If it was turned around, would you agree to a deal structured that way?
E. Hunter Harrison
Sure.
Frances Horodelski
As simple as that.
E. Hunter Harrison
Yes.
Frances Horodelski
You would give up your position and allow, in this case, let's say Jim Squires to run your enterprise.
E. Hunter Harrison
We offered him that.
Frances Horodelski
And he turned it down flat?
E. Hunter Harrison
Yes. I mean, he—you know, it was kind of a cold question to him. I'm not saying he had a lot of time to reflect on it, but the first day I visited with him I invited him to be part of our organization and to discuss the various roles that we could play. And at that time he chose not to accept that, which I respect. And now we're where we are.
Frances Horodelski
You're trying to get a question on the proxy material for the next annual meeting for Norfolk; should be sometime in May. Their proxy material hasn't come out yet. What are the—what are the odds of you getting that question on to take this question directly to Norfolk Southern shareholders?
E. Hunter Harrison
Well, we think they're pretty high. Where this all started was with the shareholders. The shareholders of both companies came to us and said, you know, if we could take your numbers, your operating metrics and overlay them over another carrier, the numbers would be overwhelming. So that's where the process got started and began. And now we're to the point where this resolution that we've gotten down to—which is nonbinding, by the way—will be an opportunity for the shareholders to vote one way or the other and say that they should at least sit down and talk to us. And that's the one thing, I guess, we're probably the most disappointed in. I mean, you know, people see things different ways; we understand and appreciate that. But we don't understand the point of saying we will not talk.
And one of their representatives said, there's been enough talk. Well, there was two people talking for two hours. Now this is a pretty complex transaction to just walk away after two hours. So we're hopeful that that will clear up some of the air.
And if the shareholders vote and say, you know, don't show confidence then we'll move on.
Frances Horodelski
So and that—there has been discussion recently—a year ago we were talking about the possibility of a CP-CSX merger. That seems to have come up again recently. You and your team have approached CSX. That's the discussion. Did you approach them again? And was their answer no again?
E. Hunter Harrison
Well, you know, we had discussions with them again. I don't think—
Frances Horodelski
What does that mean?
E. Hunter Harrison
Well, neither one said no. You know, there was not—nobody made any offers. We sat down and did what we call let's explore some opportunities. Now the next thing you know we were rebuffed. Well, I don't know how we got rebuffed because never made an offer.
We have always been for transactions and to expand the rail network in North America. We think it's inevitable, we think it's a way to add additional capacity without adding infrastructure, and it helps answer some of the challenges that the rail industry's going through.
Frances Horodelski
And those challenges, a lot of them focus on Chicago, and your discussions focus a lot on Chicago. You suggest that there's a lot of ways that you can alleviate the choke point that is Chicago. But everybody recognizes that Chicago's a problem. In my reading, all of the railroads do. Why do they not come forward with proposals of their own in terms of alleviating these problems? Or do they have things up their sleeve that they can use to solve this problem?
E. Hunter Harrison
Well, we don't have anything up our sleeve. We've been talking about this—
Frances Horodelski
I meant in terms of suggestions.
E. Hunter Harrison
No. I guess they don't see the world as we see it. They know that if there's something to be done in Chicago it will probably involve a merger. They're clearly not for mergers or transactions right now.
There was a recent study done by some retired individuals, rail execs that I have a great deal of respect for, who came up with some pretty good ideas about alleviating some of the problems in Chicago. And that—
Frances Horodelski
Non-merger ideas?
E. Hunter Harrison
Yes.
Frances Horodelski
Yes. Okay.
E. Hunter Harrison
Just an open book. What would you do in Chicago if you didn't have to worry about anything but physically moving trains safer and more effectively through Chicago? And it's laying on a shelf now collecting dust.
Frances Horodelski
Well, we're going to get further on that, the Chicago issue, the merger issue, and also the railroad industry.
We'll continue our conversation with Hunter Harrison, President and CEO of CP Rail right after this break.
Frances Horodelski
We're back with Hunter Harrison, President and CEO of CP Rail. Of course we've been talking about consolidation. In terms of the discussion, you've heard from, I understand, a lot of the shippers; those are your clients. Many are on side, but I understand FedEx and UPS are not. What are they seeing that you're not seeing? And why would they be against such an arrangement.
E. Hunter Harrison
Well, number one, I really don't know. If I had to speculate, my friends at Federal Express that I grew up with in Memphis, their home and my home, I don't know where they gained all this knowledge about railroads. And I was a little disappointed. You know, I don't mind people objecting to the transaction, but maybe they should discuss it with you. And so there's been no discussion. And I would imagine, the truth be known, somebody asked them to take that position, and they did it.
Frances Horodelski
And they took it. Just back to Norfolk Southern and CSX; does it matter which one in the end you merge with?
E. Hunter Harrison
No.
Frances Horodelski
No.
E. Hunter Harrison
And will—you said earlier that you had a conversation with CSX. Do you think you'll go back? Or will you go back more seriously with an offer?
E. Hunter Harrison
Well, you know, it's hard to speculate on what's going to happen, what they're going to do, what others are going to do; how this vote might come out. We believe strongly that consolidation would be healthy for North America. We believe we could fit end to end with anyone and create a stronger rail system. So if somebody wanted to merge with us, both companies work in the east; the ones in the west would fit too but they're a little large realistically for us to do a transaction with. So I wouldn't shut the door on it. I would say this: we're not going to lose focus on how we got here, and that's about running a good railroad at Canadian Pacific; that our first fiduciary responsibility is to those shareholders. And I don't want people to get the wrong impression that we're going to get so focused on this merger we're going to forget about what our job is.
So I would imagine at this point in time if we don't win the vote and there's not confidence shown from the shareholder that we'll move forward with CP. And we've got a good operation. Things are turning our way; we're pretty proud of that, and I think that'll be our next step.
Now if somebody picks up the phone in the next day and calls and says, hey, let's reconsider this, we would listen.
Frances Horodelski
Just a few other questions, because you talked about the operations at Norfolk Southern. It is a management issue? Is it a Jim Squires issue with that railroad?
E. Hunter Harrison
As far as our objections? Or...
Frances Horodelski
No, as far as their operating structure and their levels of profitability, which you believe you can correct.
E. Hunter Harrison
Well, I guess it's we think we could maybe add something to it. I don't want to sit here and be critical of Norfolk Southern. They run a good railroad. There has been some—clearly if you look at the numbers, there's been a little slippage. Now, some of that's obvious from coal and they've had some not-so-good breaks as we've had with crude. So we've been through similar type situations.
So it's not our job, or my job, to sit here and criticize Norfolk Southern. We just think, for an example, that we could put the two carriers together end-to-end, and it will make a stronger rail system.
Frances Horodelski
You mentioned crude. I know you've been quoted as saying the bottom fell out of crude; everybody kind of knows that. Operationally, we talk a lot in this country and politically about pipelines; a lot of discussion about energy east. And that in the end proponents say pipeline's much safer than railroads. Your response?
E. Hunter Harrison
You know, I don't think it's ever been a safety issue. I think both of us are needed at this point in time until there's some transition to other energy sources. We have not opposed any building of pipelines. We're going to do what we can do. I hope they do what they can do safely, and I don't think it's really an issue of safety.
Frances Horodelski
And just finally, I know your crystal ball is probably as clear as mine, but if we sit down a year from now do you think you will have gotten through all of these hurdles for Norfolk Southern and you will be a combined entity.
E. Hunter Harrison
I pray every night that that might happen. Yeah, I think that—you know, I think there's a strong possibility of that.
Frances Horodelski
Okay, Hunter.
E. Hunter Harrison
But they might give you another answer.
Frances Horodelski
Well, we'll see you in a year's time. Well, hopefully we'll see you before that.
E. Hunter Harrison
Right.
Frances Horodelski
Thank you very much.
E. Hunter Harrison
Thank you.
Frances Horodelski
Hunter Harrison, CEO—President and CEO of CP Rail.